News Release

RESIN SYSTEMS RETAINS COHEN INDEPENDENT RESEARCH GROUP
TO PROVIDE WALL STREET ANALYST RESEARCH COVERAGE

Edmonton, Alberta, June 16, 2005: Resin Systems Inc. (RS - TSX Venture / RSSYF - OTCBB), a composite material products technology company, and its operating division, RS Technologies (collectively, "RS"), announced today that Cohen Independent Research Group ("CIRG") has agreed, subject to completion of a satisfactory due diligence review of RS's business, to prepare a series of four research reports on RS over the next year.

RS will pay CIRG a fee of USD $26,500 for the four research reports.  The purpose of the reports is to provide the institutional investment community throughout North America with research coverage on RS as RS enters full commercial production of its RStandard™ modular composite utility poles.  Once completed, the reports can be viewed on CIRG’s website at: www.cohenresearch.com

About Cohen Independent Research Group

CIRG provides and distributes Wall Street research-analyst coverage for selected companies with outstanding business models that have no or minimal Wall Street research-analyst coverage.  CIRG is considered to be the gold standard of small cap Wall Street research in the United States.

About Resin Systems Inc.

RS is a composite material products technology company providing engineered solutions developed for its proprietary input materials, equipment and processes.  The foundation of these solutions is based on RS's patented Version™ polyurethane resin, which is being continuously developed through additional patent pending and trade secret knowledge.  RS is also commercializing its RStandard™ modular composite pole for sale to power utility companies worldwide.  For the latest on the company’s business developments, click on ‘Latest News from RS’ under ‘Our Company’ on www.grouprsi.com.

"Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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